Exhibit 99.1

Sun Life appoints new head of Asian operations

TORONTO, Feb. 28, 2012 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced that Kevin Strain, currently Senior Vice-President, Individual Insurance and Investments for the Company's Canadian operations, will become President, Sun Life Financial Asia. Strain will succeed Dikran Ohannessian, who is retiring after more than 35 years with the Company.

Strain will be responsible for Sun Life's interests in Asia spanning the Philippines, Hong Kong, Indonesia, India and China, including managing the Company's relationships with its partners and identifying opportunities for growth in the region. He will begin transitioning to his new role in April and will be based in the Company's Asia Regional Office in Hong Kong beginning in early June. He will report to Dean A. Connor, President and CEO.

"Sun Life's operations in Asia are a key pillar of our strategy, and continuity of strong leadership is critical to building on our success in the region," said Connor. "Kevin has proven expertise managing products and distribution in both our insurance and wealth lines of business - experience that is crucial to further advancing our Asian strategy. His appointment is a demonstration of Sun Life's management bench strength."

Strain, who holds a Master's degree in Accounting, has been in his current position since 2007. Prior to that, he held senior finance positions in Sun Life's Canadian operations and corporate office after joining Sun Life as part of the Clarica Life Insurance Company acquisition in 2002. His successor in Canada will be named in coming weeks.

Connor thanked Ohannessian for his distinguished service to Sun Life, including the past two years in Asia. "Dikran made substantial contributions to Sun Life for more than three-and-a-half decades and has laid a foundation for continued success in our growing Asian operations," he said.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2011, the Sun Life Financial group of companies had total assets under management of $466 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

%CIK: 0001097362

For further information:

Media Relations Contacts:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

For Asia:

Mei Velasquez
Head of Branding & Communications
Tel: 852-2918-3871
mei.velasquez@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 14:40e 01-MAR-12